American                                                 Administrative Offices
Enterprise                                               80 South Eighth Street
Life                                                     PO Box 534
                                                         Minneapolis, MN 55440

                              Term Insurance Rider

Based on the application for this rider and the payment of its monthly deduction, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. Thisrider does not increase your policy values.

Definition of "Insured"The person whose life is insured by the policy and this rider.

Definition of "Face Amount"
The amount of the death benefit provided by this rider. The face amount for the insured is shown under Policy Data.

Rider Benefit
If we receive proof satisfactory to us that the insured died while this rider was in force, we will pay a death benefit to the beneficiary of the policy. The death benefit will be the face amount in force as of the date of death of the insured.

Subject to the terms of the policy, the death benefit payable may be applied under one of the payment options shown in the policy.

Monthly Deduction
While this rider is in force, a monthly deduction for the cost of this rider is taken from the policy's value. The amount of the deduction is the face amount of the rider as shown under Policy Data divided by 1,000 times the monthly cost of insurance rate.

If a Waiver of Monthly Deduction rider is attached to the policy, the monthly deduction for the cost of the Waiver of Monthly Deduction rider is equal to 1 x 2 divided by 1000 where:

1. is the Waiver of Monthly Deduction rate from the Waiver of Monthly Deduction Rider Cost of Insurance Table, based on the then attained age of the insured;

2. is the face amount of the rider as shown under Policy Data.

Cost of Insurance Rate
The cost of insurance rate is the rate applied to the face amount of this rider to determine the monthly deduction. It is based on the sex, attained age, and risk classification of the insured. For purposes of this rider, "attained age" means age of the insured on the prior rider anniversary.

We may change monthly cost of insurance rates from time to time. Any change in the cost of insurance rate will apply to all individuals of the same risk class as the rider insured. Any change will be in accordance with procedures and standards on file with the state insurance department. Cost of insurance rates will be determined by us based on our expectations as to future mortality experience.

The guaranteed maximum monthly cost of insurance rates shown in the policy, for ages 20 and over, are based on the 1980 Commissioners Standard Ordinary Smoker or Nonsmoker, Male or Female Mortality Tables, Age Last Birthday.

The rates for ages under 20 do not distinguish between smokers and nonsmokers and are based on the 1980 Standard Ordinary Mortality Table, Male or Female, Age Last Birthday. Shortly before the insured becomes age 20, we will send you a notice that we may begin charging smoker rates upon the insured's age 20 policy anniversary. If you do not apply for nonsmoker rates, or the insured does not qualify for non-smoker rates, the insured will be classified as a smoker, and smoker guaranteed maximum monthly cost of insurance rates will apply to this rider.

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Change of the Rider Face Amount

Decreases of the Face Amount
While this rider is in force, you may decrease the face amount once per year by written request. The decrease may only be made after the first rider year and is subject to the following rules:

1. Any decrease will be effective on the monthly date on or next following our receipt of your written request. Any such decrease will be applied in the following order:
     (a)     against the face amount provided by the
             most recent increase; then
     (b)     against the next most recent increases
             successively; then
     (c)     against the original face amount of this rider.

2. The face amount that remains in force after a decrease may not be less than $25,000.

Increases of the Face Amount
While this rider is in force, you may increase the face amount at any time by written request. You may not, however, make any increase in the face amount during a period of disability of the insured. Increases are subject to the following rules:

1. You must apply for an increase on a form satisfactory to us and before attained age 75.
2.    You must furnish satisfactory evidence of insurability of the insured.
3. Any increase will be subject to our issue rules and limits at the time of increase.
4.    The minimum increase in the face amount is $25,000.
5. Any increase will be effective on the monthly date on or next following the date your application is approved.

Conversion to a New Policy
After the first year of coverage, you may convert such coverage to a new individual life insurance policy on the life of the insured. No evidence of insurability will be required. Coverage, however, may be converted only:

1.   if the insured is alive;
2.   while this rider is in force with respect to the insured;
3. before the insured's attained age 75; and 4. while the base policy is in force.

Application must be made by written request. During your lifetime, only you may apply for conversion.

The New Policy
The amount of the new policy may be for an amount up to the face amount of this rider in force at the time of conversion. The new policy date will be the 15th of the month on or next following the date we received your request or another date agreed to by us. The new policy must be one of our permanent life insurance policies we are then issuing. The new policy will be in the same risk class as this rider.

Rider Termination
Coverage under this rider will terminate on the earliest of the following:

1. the monthly date on or next following receipt of your written request for coverage to end; or
2.    the date the policy terminates due to other than the insured's death; or
3.    the date of death of the insured; or
4.    the date of conversion of coverage as provided in this rider; or
5.    the insured's age 100 anniversary.

Rider Reinstatement
If the policy and this rider lapsed as provided in the policy's Grace Period provision, this rider may be reinstated within 5 years of the date of lapse if:

1.    this rider was in effect when the policy lapsed; and
2.    the policy is reinstated; and 3. the requirements stated below are met.

In order to reinstate coverage for this rider, you must:

1.    furnish satisfactory evidence of insurability for the insured; and
2.    pay a premium sufficient to keep this rider in force for 5 months.

The effective date of reinstatement will be the monthly date on or next following the date we approve the application for reinstatement.

We will have two years from the effective date of reinstatement during the insured's lifetime to contest the truth of statements or representations in the reinstatement application.

Misstatement  of Age or Sex
In the event the age or sex of the insured has been misstated, any amount payable under this rider will be the amount of insurance, if any, that the rider cost for the policy month during which such death occurred, would have purchased had the cost of the benefits provided under the rider been calculated using the rider Cost of Insurance Rates for the correct age and sex.

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Incontestability
After coverage with respect to the insured has been in force during the insured's lifetime for two years from its effective date, we cannot contest the coverage.

Any increase in face amount will be incontestable only after such amount has been in force during the insured's lifetime for two years from the effective date of such increase.

Suicide Exclusion
Suicide by the insured, whether sane or insane, within two years from the effective date of coverage is not covered. In this event, our liability under this rider will be limited to the total of the monthly deductions taken for the insured's coverage. If the insured commits suicide while sane or insane within two years after the effective date of any increase in face amount, our liability will be limited to an amount equal to the cost of the additional coverage.

Rider Effective Date
This rider is issued as of the policy date of the policy unless a different date is shown under Policy Data.


American Enterprise Life
Insurance Company




Secretary